SC 13G


	    	         UNITED STATES

	         SECURITIES AND EXCHANGE COMMISSION

		      WASHINGTON, D.C. 20549

			  SCHEDULE 13G

	  UNDER THE SECURITIES EXCHANGE ACT OF 1934

			(AMENDMENT NO. )


		    SHAW COMMUNICATIONS INCORPORATED
	--------------------------------------------------------
     	               (NAME OF ISSUER)

		        CLASS B SHARES
	--------------------------------------------------------
		 (TITLE OF CLASS OF SECURITIES)

   		          82028K200
	--------------------------------------------------------
		       (CUSIP NUMBER)

	                December 31,2009
	--------------------------------------------------------
	(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

		[X]	Rule 13d-1 (b)
		[ ]	Rule 13d-1 (c)
		[ ]	Rule 13d-1 (d)

* The reminder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

			   SCHEDULE 13G

CUSIP No. 82028K200

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
	(entities only)

		JARISLOWSKY, FRASER LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]
					(see instructions)    (b)  [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

		CANADA

	NUMBER OF SHARES	5	SOLE VOTING POWER

	BENEFICIALLY			    29,639,802

	OWNED BY EACH		6	SHARED VOTING POWER

	REPORTING			     4,464,404

	PERSON WITH		7	SOLE DISPOSITIVE POWER

					    34,104,206

				8	SHARED DISPOSITIVE POWER

						0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		34,104,206

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)		   [ ]
	EXCLUDES CERTAIN SHARES (See Instructions)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

		8.26%

12	TYPE OF REPORTING PERSON (See Instructions)

		IA

			   SCHEDULE 13G

This statement on Schedule 13G (this "Statement") is being filed by Jarislowsky, Fraser Limited ("JFL") and relates to the Class B Shares (the "Class B Stock") of Shaw Communications Inc. (the "Issuer"). JFL is a registered investment adviser and has discretionary authority with respect to the investments of, and acts as agent for, its clients. The Class B Stock reported in this Statement as beneficially owned by JFL as of December 31, 2009 is held in JFL's client accounts and the filing of this Statement shall not be construed as an admission that JFL (or any of its prinicpals) is, for purposes of Section 13 of the Exchange Act, the beneficial owner of such securities.

ITEM 1(A).	NAME OF ISSUER:

			Shaw Communications Inc.

ITEM 1(B).	ADDRESS OF ISSUER'S PRINICPAL OFFICES:

			630 - 3rd Avenue S.W.
			Suite 900
			Calgary, AB
			T2P 4L4
			Canada

ITEM 2(A).	NAME OF PERSON FILING:

			Jarislowsky, Fraser Limited

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

			1010 Sherbrooke St. West
			20th Floor
			Montreal, Quebec
			H3A 2R7
			Canada

ITEM 2(C).	CITIZENSHIP:

			Canada

ITEM 2(D).	TITLE OF CLASS OF SECURITIES:

			Class B Shares

ITEM 2(E).	CUSIP NUMBER:

			82028K200

ITEM 3.		THIS SATEMENT IS BEING FILED PURSUANT TO RULE 13(d)-1(b)
		BECAUSE THE REPORTING PERSON FILING IS AS FOLLOWS:

		(a)	[ ]  Broker or dealer registered under section 15
			     of the Act (15 U.S.C. 78o).

		(b)	[ ]  Bank as defined in section 3(a)(6) of the Act
			     (15 U.S.C. 78c).

		(c)	[ ]  Insurance company as defined in section 3(a)(19)
			     of the Act (15 U.S.C. 78c).

		(d)	[ ]  Investment company registered under section 8 of
			     the Investment Company Act of 1940 (15 U.S.C. 80a-8).

		(e)	[X]  An investment adviser in accordance with
			     ss.240.13d-1(b)(1)(ii)(E).

		(f)	[ ]  An employee benefit plan or endowment fund in
			     accordance with ss.240.13d-1(b)(1)(ii)(F).

		(g)	[ ]  A parent holding company or control person in
			     accordance with ss.240.13d-1(b)(1)(ii)(G).

		(h)	[ ]  A savings associations as defined in Section 3(b)
                             of the Federal Deposit Insurance Act
			     (12 U.S.C. 1813).

		(i)	[ ]  A church plan that is excluded from the definition
			     of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

		(j)	[ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

		If this statment is filed pursuant toss.240.13d-1(c), check this box [ ].

ITEM 4. 	OWNERSHIP:
			PROVIDE THE FOLLOWING INFORMATION REGARDING THE AGGREGATE NUMBER AND PERCENTAGE OF THE CLASS OF SECURITIES OF THE ISSUER IDENTIFIED IN ITEM 1.

		(a)	Amount beneficially owned:  34,104,206

		(b)	Percent of class:  8.26%

		(c)  	Number of shares as to which the person has:

			(i)    Sole power to vote or to direct the vote:

			       29,639,802

			(ii)   Shared power to vote or to direct the vote:

			       4,464,404

			(iii)  Sole power to dispose or to direct
	                       the disposition of:

			       34,104,206

			(iv)   Shared power to dispose or to direct
		               the dispostion of:

			          0

		NOTE:	As at January 31, 2010:

		(a)	Amount beneficially owned:  34,147,289

		(b)	Percent of class:  8.32%

		(c)  	Number of shares as to which the person has:

			(i)    Sole power to vote or to direct the vote:

			       29,760,165

			(ii)   Shared power to vote or to direct the vote:

			       4,387,124

			(iii)  Sole power to dispose or to direct
	                       the disposition of:

			       34,147,289

			(iv)   Shared power to dispose or to direct
		               the dispostion of:

			          0

ITEM 5.		OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

		Not applicable.


ITEM 6.		OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

		Clients of JFL have the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Class B Stock reported as beneficially owned by JFL. No client of JFL beneficially owns more than five percent of Issuer's Class B Stock.


ITEM 7.		IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
		ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
		COMPANY

		Not applicable.

ITEM 8.		IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

		Not applicable.

ITEM 9.  	NOTICE OF DISSOLUTION OF GROUP

		Not applicable.

ITEM 10.	CERTIFICATION

		By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

					Dated February 15, 2010



					Jarislowsky, Fraser Limited





					BY: /s/ Erin O'Brien
					  ---------------------------------

					Name:  Erin O'Brien
					Title: C.F.O.